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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

                            TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                             CITIZENS CORPORATION
                           (Name of Subject Company)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)
                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                         Notices on Behalf of Bidders)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

                           CALCULATION OF FILING FEE

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          Transaction Value*                      Amount of Filing Fee
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           $195,938,925.00                              $39,187.79
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* For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $33.25 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $34,178.82                    Filing Parties:  Allmerica Financial Corporation and
                                                                        Citizens Acquisition Corporation
Form or Registration No.:  Schedule 14D-1              Date Filed:      November 2, 1998

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                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC") and Citizens Acquisition Corporation (the "Purchaser") hereby amend and supplement their Rule 13e-3 Transaction Statement (the "Schedule 13E-3") originally filed on November 2, 1998 and as amended, with respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. The Purchaser has increased the price at which it is offering to purchase the Shares from $29.00 per Share to $33.25 per Share, net to the seller in cash, without interest (as so amended, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated November 16, 1998 (the "Supplement") and in the related Letter of Transmittal and Revised Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits (d)(1), (d)(2), (d)(9) and (d)(10) hereto, respectively. Capitalized terms used herein but not defined are used as defined in the Schedule 14D-1.


ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (c) Item 1(c) of the Schedule 14D-1 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Offer--Price Range of Shares; Dividends."

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) Items 3(a) and 3(b) of Schedule 14D-1 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Background."

ITEM 4.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) Items 4(a) and 4(b) of the Schedule 14D-1 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Source and Amount of Funds."

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Item 9 of the Schedule 14D-1 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Selected Financial Information of AFC." The incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of Citizens whether to sell, tender or hold shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Certain Litigation," "The Amended Offer--Amended Terms of the Offer," "The Amended Offer--Selected Financial Information of Citizens," and "The Amended Offer--Miscellaneous."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is amended and supplemented to add the following exhibits:

         (a)(1) Commitment Letter dated November 9, 1998 among The Chase Manhattan Bank, AFC and the Purchaser.

         (d)(9)  Supplement dated November 17, 1998 to the Offer to Purchase.

         (d)(10) Revised Letter of Transmittal.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  November 17, 1998        ALLMERICA FINANCIAL CORPORATION


                                By: /s/ Edward J. Parry, III
                                   -------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: Vice President, Treasurer and
                                           Chief Financial Officer


                                CITIZENS ACQUISITION CORPORATION


                                By: /s/ Edward J. Parry, III
                                   ---------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: President and Treasurer

                                 EXHIBIT INDEX

                                    EXHIBITS
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     (a)(1) Commitment Letter dated November 9, 1998 among The Chase Manhattan Bank, AFC and the Purchaser.

     (d)(9)  Supplement dated November 17, 1998 to the Offer to Purchase.

     (d)(10) Revised Letter of Transmittal.